UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________

Commission File Number 0-22462

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GIBRALTAR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 17, 2020
/s/ Jeffrey J. Watorek
Jeffrey J. Watorek
Member, Gibraltar 401(k) Retirement Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Gibraltar 401(k) Plan Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 8

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Retirement Plan Committee,
Plan Participants and Plan Administrator of
the Gibraltar 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2004.

Buffalo, NY
June 17, 2020

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	December 31,
	2019	2018
Assets
Investments at fair value:
Shares of registered investment companies	$136,345,790	$114,189,448
Common collective trust	3,032,583	2,963,161
Employer securities	3,327,459	2,430,513
Cash equivalents	5,053,846	5,094,609
Self-directed brokerage	2,148,640	1,709,304
	149,908,318	126,387,035
Receivables:
Notes receivable from participants	2,826,196	2,813,756
	2,826,196	2,813,756

Net assets available for benefits	$152,734,514	$129,200,791

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018
Additions:
Participant contributions	$6,843,558	$6,222,739
Participant rollover contributions	578,230	3,027,848
Employer contributions	3,565,427	3,226,425
Net appreciation in fair value of investments	22,136,819	—
Interest and dividends	7,042,127	7,616,870

Total additions	40,166,161	20,093,882

Deductions:
Benefits paid to participants	(16,609,435)	(12,545,508)
Net depreciation in fair value of investments	—	(16,519,414)
Plan expenses	(23,003)	(85,677)

Total deductions	(16,632,438)	(29,150,599)

Increase (decrease) in net assets available for benefits	23,533,723	(9,056,717)

Net assets available for benefits:

Beginning of year	129,200,791	138,257,508

End of year	$152,734,514	$129,200,791

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its affiliates. The Company is the Plan Administrator, through the Gibraltar 401(k) Retirement Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The 401(k) Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company's Board of Directors.
Eligibility
All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service.
Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $19,000 and $18,500 for 2019 and 2018, respectively, as prescribed by the Plan Document. If a participant is age 50 or over, the ceiling is increased to $25,000 and $24,500 for 2019 and 2018, respectively. The Plan provides an Automatic Enrollment feature for employees hired on or after January 1, 2016, who do not affirmatively make an elective deferral to the Plan, to automatically have three percent (3%) withheld each pay period and contributed to the Plan's Qualified Default Investment Alternative (QDIA) as a pre-tax deferral after the plan's six (6) month waiting period.

The Plan accepts participant-directed Roth Elective Deferrals, Roth Rollovers, Roth In-Plan Conversions, Pre-Tax Deferrals and Pre-Tax Rollovers.

Rollover Contributions
As part of the Company's acquisitions made during 2019 and 2018, employees in the acquired businesses were provided the option to have their account balance rolled into the Plan. An aggregate of $578,230 and $3,027,848 was rolled into the Plan during the years ended December 31, 2019 and December 31, 2018, respectively, and is included in rollovers on the statements of changes in net assets available for benefits.

Employer Contribution
The Company matches contributions to the Plan equal to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Company match for employees subject to a collective bargaining agreement follows the terms of their respective agreement.

Gibraltar 401(k) Plan
Notes to Financial Statements

Administration
Fidelity Management Trust Company is the Plan Trustee, record keeper, and served as the custodian of the Plan’s assets for the years ended December 31, 2019 and 2018. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.

Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period certain not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary.

Notes Receivable from Participants
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2019 and 2018. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Gibraltar 401(k) Plan
Notes to Financial Statements
Investment Valuation and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the years.
Benefits
Benefits are recorded when paid.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

3. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.
Common Collective Trust
This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (Contracts), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The net asset value (NAV) is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
Employer Securities
These investments consist of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.

Gibraltar 401(k) Plan
Notes to Financial Statements
Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 1 of the valuation hierarchy.
Self-Directed Brokerage Funds
This investment consists of mutual funds and money market funds valued at readily determinable market prices of the associated investment.  As a result, the value of the investment is based on Level 1 inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$136,345,790	$—	$—	$136,345,790
Common collective trust (1)	—	—	—	3,032,583
Employer securities	3,327,459	—	—	3,327,459
Cash equivalents	5,053,846	—	—	5,053,846
Self-directed brokerage	2,148,640	—	—	2,148,640
Total assets at fair value	$146,875,735	$—	$—	$149,908,318

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$114,189,448	$—	$—	$114,189,448
Common collective trust (1)	—	—	—	2,963,161
Employer securities	2,430,513	—	—	2,430,513
Cash equivalents	5,094,609	—	—	5,094,609
Self-directed brokerage	1,709,304	—	—	1,709,304
Total assets at fair value	$123,423,874	$—	$—	$126,387,035

NOTE (1): In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Gibraltar 401(k) Plan
Notes to Financial Statements

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$3,032,583	N/A	Daily	12 months

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$2,963,161	N/A	Daily	12 months

4. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2018 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. PARTIES IN INTEREST

At December 31, 2019 and 2018, certain Plan investments are managed by Fidelity Management Trust Company, the Plan’s trustee, and therefore these transactions qualify as party in interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party in interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for the investment management and recordkeeping services are included in net appreciation (depreciation) in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. Investment income or (losses) from parties in interest and interest from participant loans amounted to $23,360,837 and $(5,266,056) for the years ended December 31, 2019 and 2018, respectively. Fees paid by the Plan amounted to $23,003 and $85,677 for the years ended December 31, 2019 and 2018, respectively. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

Gibraltar 401(k) Plan
Notes to Financial Statements

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial
statements	$152,734,514	$129,200,791

Differences in:
Investments	2,826,196	2,813,756
Notes receivable from participants	(2,826,196)	(2,813,756)

Net assets available for benefits per the Form 5500	$152,734,514	$129,200,791

7. SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the fair market value of our Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

On March 27, 2020, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act”. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits increasing the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. The Plan is in the process of being amended to implement these changes permitted by the CARES Act.

Gibraltar 401(k) Plan EIN 16-0991536 Plan #007 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019
Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$1,181,663
Fidelity 500 Index Fund*	16,322,656
Fidelity Contrafund K*	19,888,806
Fidelity Extended Market Index Fund*	4,360,023
Fidelity Freedom Fund 2005 K *	135,232
Fidelity Freedom Fund K 2010 *	814,097
Fidelity Freedom Fund K 2015 *	2,820,695
Fidelity Freedom Fund K 2020 *	8,832,109
Fidelity Freedom Fund K 2025 *	9,373,793
Fidelity Freedom Fund K 2030 *	10,775,695
Fidelity Freedom Fund K 2035 *	8,198,734
Fidelity Freedom Fund K 2040 *	5,760,342
Fidelity Freedom Fund K 2045 *	3,052,998
Fidelity Freedom Fund K 2050 *	1,757,454
Fidelity Freedom Fund K 2055 *	1,879,282
Fidelity Freedom Fund K 2060*	534,114
Fidelity Freedom Fund K 2065*	11,294
Fidelity Freedom Income K *	791,212
Fidelity Global ex US Index Fund*	1,309,718
Fidelity Government Money Market Fund *	5,053,846
Fidelity Real Estate Index Fund*	1,290,502
Fidelity Small Cap Index Fund*	4,525,116
Fidelity Strategic Income Fund*	2,023,294
Fidelity US Bond Index Fund*	3,085,287
Hartford International Opportunites Fund	5,213,366
Invesco Diversified Dividend Fund R5 Class	6,131,809
Vanguard Selected Value Fund	3,069,006
Wasatch Core Growth Fund Institutional Class Shares	6,541,325
Wells Fargo Advantage Emerging Markets Equity Fund	890,444
Western Asset Core Plus Bond Fund	5,775,724
Registered Investment Companies and Cash Equivalents Total	141,399,636

Common Collective Trust:
Fidelity Managed Income Portfolio*	3,032,583
Employer Securities:
Gibraltar Stock*	3,327,459
Self-directed brokerage:
Fidelity Brokerage Link*	2,148,640
Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.00% to 11.00%)*	2,826,196
$152,734,514
* Indicates Parties in Interest to the Plan.